EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form F-3 No. 333-00000) and related Prospectus of Copa Holdings, S.A. for the registration of 1,840,000 shares of its common stock and to the incorporation by reference therein of our reports dated March 16, 2010, with respect to the consolidated financial statements and schedule of Copa Holdings, S.A. and the effectiveness of internal control over financial reporting of Copa Holdings, S.A., included in its Annual Report (Form 20-F) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.

/s/ Ernst & Young
Ernst & Young

Panama, Republic of Panama
March 17, 2010